UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*
MariaDB plc
(Name of Issuer)
Ordinary Shares, nominal value $0.01 per share
(Title of Class of Securities)
G5920M100
(CUSIP Number)
February 10, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Robert S. Pitts, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

825,535

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

825,535

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

825,535

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.2%

12.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS

Steadfast Capital Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

746,806

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

746,806

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

746,806

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Financial LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

American Steadfast, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

250,378

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

250,378

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

250,378

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast International Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

496,428

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

496,428

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,428

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS

Steadfast Long Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

25,150

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

25,150

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,150

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Long Capital Master Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

53,579

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

53,579

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,579

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Long Financial LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

78,729

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

78,729

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

78,729

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

This statement is filed with respect to Ordinary Shares (as defined below) of the Issuer (as defined below) beneficially owned by the Reporting Persons (as defined below) as of February 10, 2023.
Item 1(a).	Name of Issuer:
MariaDB plc (formerly named “Angel Pond Holdings Corporation”) (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
699 Veterans Blvd
Redwood City, CA 94063
Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:
-	Robert S. Pitts, Jr., a United States Citizen (“Mr. Pitts”).

-	Steadfast Capital Management LP, a Delaware limited partnership (the “Investment Manager”).

-	Steadfast Financial LP, a Delaware limited partnership (“Steadfast Financial”).

-	Steadfast Capital, L.P., a Delaware limited partnership (“Steadfast Capital”).

-	American Steadfast, L.P., a Delaware limited partnership (“American Steadfast”).

-	Steadfast International Master Fund Ltd., a Cayman Islands exempted company (the “Offshore Fund”).

-	Steadfast Long Capital, L.P., a Delaware limited partnership (“Steadfast Long Capital”).

-	Steadfast Long Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (the “Long Offshore Fund”).

-	Steadfast Long Financial LP, a Delaware limited partnership (“Steadfast Long Financial”).

Mr. Pitts is the controlling principal of the Investment Manager, Steadfast Financial, and Steadfast Long Financial. The Investment Manager has the power to vote and dispose of the securities held by American Steadfast and the Offshore Fund. Steadfast Financial has the power to vote and dispose of the securities held by Steadfast Capital. Steadfast Long Financial has the power to vote and dispose of the securities held by Steadfast Long Capital and the Long Offshore Fund.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The business address of each of Mr. Pitts, the Investment Manager, Steadfast Financial, Steadfast Capital, American Steadfast, Steadfast Long Capital, and Steadfast Long Financial is 450 Park Avenue, 20th Floor, New York, New York 10022.
The business address of each of the Offshore Fund and the Long Offshore Fund is c/o Morgan Stanley Fund Services (Cayman) Ltd., 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.
Item 2(c).	Citizenship:
Mr. Pitts is a citizen of the United States.
Each of the Investment Manager, Steadfast Financial, Steadfast Capital, American Steadfast, Steadfast Long Capital, and Steadfast Long Financial is a limited partnership formed under the laws of the State of Delaware.
The Offshore Fund is an exempted company formed under the laws of the Cayman Islands.
The Long Offshore Fund is an exempted limited partnership formed under the laws of the Cayman Islands.

Item 2(d).	Title of Class of Securities:
Ordinary Shares, nominal value $0.01 per share (“Ordinary Shares”)
Item 2(e).	CUSIP Number:
G5920M100

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer.

(a)	Amount beneficially owned:
The reporting persons beneficially own an aggregate of 825,535 of the Issuer’s Ordinary Shares as a result of holding 825,535 of the Issuer’s warrants. Each whole warrant is currently exercisable for one Ordinary Share. Specifically:
(i)	Mr. Pitts beneficially owns 825,535 Ordinary Shares, all of which are Ordinary Shares underlying warrants currently exercisable.
(ii)	The Investment Manager beneficially owns 746,806 Ordinary Shares, all of which are Ordinary Shares underlying warrants currently exercisable.
(iii)	Steadfast Financial no longer beneficially owns any Ordinary Shares.
(iv)	Steadfast Capital no longer beneficially owns any Ordinary Shares.
(v)	American Steadfast beneficially owns 250,378 Ordinary Shares, all of which are Ordinary Shares underlying warrants currently exercisable.
(vi)	The Offshore Fund beneficially owns 496,428 Ordinary Shares, all of which are Ordinary Shares underlying warrants currently exercisable.
(vii)	Steadfast Long Capital beneficially owns 25,150 Ordinary Shares, all of which are Ordinary Shares underlying warrants currently exercisable.
(viii)	The Long Offshore Fund beneficially owns 53,579 Ordinary Shares, all of which are Ordinary Shares underlying warrants currently exercisable.
(ix)	Steadfast Long Financial beneficially owns 78,729 Ordinary Shares, all of which are Ordinary Shares underlying warrants currently exercisable.
(x)	Collectively, the Reporting Persons beneficially own 825,535 Ordinary Shares, all of which are Ordinary Shares underlying warrants currently exercisable.
(b)	Percent of class:
The Reporting Persons may be deemed to beneficially own 825,535 Ordinary Shares or 1.2% of the Issuer’s Ordinary Shares outstanding (see Item 4(a) above), which percentage was calculated based on 66,483,192 Ordinary Shares outstanding as of December 16, 2022, as per the information reported in the Issuer’s Form 8-K filed December 22, 2022.  Specifically:
(i)	Mr. Pitts’ beneficial ownership of 825,535 Ordinary Shares represents 1.2% of the outstanding Ordinary Shares.

(ii)	The Investment Manager’s beneficial ownership of 746,806 Ordinary Shares represents 1.1% of the outstanding Ordinary Shares.

(iii)	Steadfast Financial no longer beneficially owns any Ordinary Shares.

(iv)	Steadfast Capital no longer beneficially owns any Ordinary Shares.

(v)	American Steadfast’s beneficial ownership of 250,378 Ordinary Shares represents less than 1% of the outstanding Ordinary Shares.

(vi)	The Offshore Fund’s beneficial ownership of 496,428 Ordinary Shares represents less than 1% of the outstanding Ordinary Shares.

(vii)	Steadfast Long Capital’s beneficial ownership of 25,150 Ordinary Shares represents less than 1% of the outstanding Ordinary Shares.

(viii)	The Long Offshore Fund’s beneficial ownership of 53,579 Ordinary Shares represents less than 1% of the outstanding Ordinary Shares.

(ix)	Steadfast Long Financial’s beneficial ownership of 78,729 Ordinary Shares represents less than 1% of the outstanding Ordinary Shares.

(x)	Collectively, the Reporting Persons’ beneficial ownership of 825,535 Ordinary Shares represents less than 1% of the outstanding Ordinary Shares.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote of Ordinary Shares:
Not applicable.
(ii)	Shared power to vote or to direct the vote of Ordinary Shares:
American Steadfast has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 250,378 Ordinary Shares beneficially owned by American Steadfast.
The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 496,428 Ordinary Shares beneficially owned by the Offshore Fund.
Steadfast Long Capital has shared power with Steadfast Long Financial and Mr. Pitts to vote or direct the vote of the 25,150 Ordinary Shares beneficially owned by Steadfast Long Capital.
The Long Offshore Fund has shared power with Steadfast Long Financial and Mr. Pitts to vote or direct the vote of the 53,579 Ordinary Shares beneficially owned by the Long Offshore Fund.
(iii)	Sole power to dispose or to direct the disposition of Ordinary Shares:
Not applicable.
(iv)	Shared power to dispose or to direct the disposition of Ordinary Shares:
American Steadfast has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 250,378 Ordinary Shares beneficially owned by American Steadfast.
The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 496,428 Ordinary Shares beneficially owned by the Offshore Fund.
Steadfast Long Capital has shared power with Steadfast Long Financial and Mr. Pitts to dispose or direct the disposition of the 25,150 Ordinary Shares beneficially owned by Steadfast Long Capital.
The Long Offshore Fund has shared power with Steadfast Long Financial and Mr. Pitts to dispose or direct the disposition of the 53,579 Ordinary Shares beneficially owned by the Long Offshore Fund.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibits A and B of the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on June 1, 2021.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: February 14, 2023
STEADFAST CAPITAL MANAGEMENT LP

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST FINANCIAL LP

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST CAPITAL, L.P.
By: STEADFAST ADVISORS LP, as Managing General Partner

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

AMERICAN STEADFAST, L.P.
By: STEADFAST CAPITAL MANAGEMENT LP, Attorney-in-Fact

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST INTERNATIONAL MASTER FUND LTD.

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
Director

STEADFAST LONG CAPITAL, L.P.
By: STEADFAST LONG FINANCIAL LP, Attorney-in-Fact

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST LONG CAPITAL MASTER FUND, L.P.
By: STEADFAST LONG FINANCIAL LP, Attorney-in-Fact

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST LONG FINANCIAL LP

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.

.